February 10, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Julia Griffith
John Dana Brown
Rolf Sundwall
Michelle Miller

Re:	Aurora Acquisition Corp.
Amendment No. 3 to the Registration Statement on Form S-4
Filed November 12, 2021
File No. 333-258423

Ladies and Gentlemen:

On behalf of Aurora Acquisition Corp. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated November 16, 2021 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 3 to the Registration Statement on Form S-4 filed on November 12, 2021. In connection with such responses, the Company is concurrently filing an Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not defined in this letter have the meaning given in the Amended Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Registration Statement on Form S-4 filed November 12, 2021

General

1.

Please revise the cover page to disclose an estimate of the number of Better Options, Better RSUs and Better Restrict Stock Awards outstanding as of immediately prior to the Mergers, stating your assumptions for such an estimate, for example assuming a date for the Mergers. In a similar manner disclose the currently undisclosed quantities of various securities in the Authorized Capitalization disclosure on page 384.

Response to Comment 1:

The Company respectfully advises the Staff that it has revised the cover page and page 410 of the Amended Registration Statement in response to the Staff’s comment 1 to provide quantities of the relevant securities, which will be updated prior to effectiveness of the Amended Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-0623 of Ropes & Gray LLP.

Very truly yours,

/s/ Carl P. Marcellino

Carl P. Marcellino

cc:	Arnaud Massenet, Aurora Acquisition Corp.

Elizabeth Todd, Ropes & Gray LLP